Exhibit 3

PRE-TENDER AGREEMENT

January 18, 2004

Dear Sir:

Re: Offer by Hawker Resources Inc. (“Hawker”) to Purchase all of the Zorin Shares

Reference is made to the Pre-Acquisition Agreement dated January 18, 2004 (the “Pre-Acquisition Agreement”) between Hawker and Zorin Exploration Ltd. pursuant to which Hawker has agreed to make an offer to purchase all of the issued and outstanding Zorin Shares for an ascribed price of $0.40 per Zorin Share to be comprised of, subject to proration and at the election of each depositing Zorin shareholder, either:

(i)	$0.40 cash, subject to the Maximum Cash Consideration; or

(ii)	that fraction of a fully paid and non-assessable Hawker Common Share as is equal to the Exchange Ratio, subject to the Maximum Share Consideration,

and provided further that in the event the Hawker Average Price is less than $4.75, Hawker shall have the right, but not the obligation, to terminate the Pre-Acquisition Agreement. The Offer price is based on a total of 18,558,000 Zorin Shares being outstanding at the Expiry Time and, to the extent the actual number of Zorin Shares outstanding at such time exceeds 18,558,000, the Offer price shall be reduced proportionately. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Pre-Acquisition Agreement.

We understand that you (the “Selling Shareholder”) or your affiliates beneficially own, directly or indirectly, or exercise control or direction over, the number of Zorin Shares set forth in your acceptance at the end of this letter agreement.

This letter agreement sets out the terms and conditions upon which the Selling Shareholder has agreed, among other things, to support the Offer and to deposit under the Offer, or cause to be deposited under the Offer, all of the Zorin Shares held by the Selling Shareholder that are, or will be, beneficially owned or controlled by the Selling Shareholder.

2.	Covenants of Selling Shareholder

By the acceptance of this letter agreement, the Selling Shareholder hereby agrees from the date hereof until the earlier of the termination of this letter agreement and the Take-up Date:

(a)	not to sell, assign, convey, encumber or otherwise dispose of or relinquish or modify its right to vote any of the Zorin Shares owned by such Selling Shareholder and not to permit any affiliate of such Selling Shareholder to sell, assign, convey, encumber or otherwise dispose of or relinquish or modify its right to vote any of the Zorin Shares owned by it (other than to Hawker);

(b)	unconditionally and irrevocably to accept and to cause any affiliate of such Selling Shareholder to unconditionally and irrevocably accept the Offer made by Hawker by depositing the Zorin Shares presently owned or hereafter acquired (including any Zorin Shares hereafter acquired pursuant to the exercise of any options to purchase Zorin Shares) by such Selling Shareholder or affiliate not later than 28 days prior to the Initial Expiry Time in the case of Zorin Shares registered in the name of such Selling Shareholder or affiliate, or not later than 3 business days prior to the Initial Expiry Time in the case of Zorin Shares held by a nominee on behalf of such Selling Shareholder or affiliate, and in any event in accordance with the terms and conditions of the Offer;

(c)	that they will not exercise any Zorin Options or any Zorin Warrants and that they agree to elect that, in lieu of exercising their Zorin Options, Zorin will pay the positive difference, if any, that results from subtracting from the ascribed purchase price for the Zorin Shares under the Offer the exercise price of their Zorin Options, immediately after the Take-up Date in exchange for the termination of their Zorin Options and Zorin Warrants immediately prior to the Take-up Date;

(d)	that all loans made by Zorin to the Selling Shareholder shall be repaid in full on the Take-up Date and that all outstanding amounts shall be netted against any amounts due from Hawker under the Offer to the Selling Shareholder;

(e)	not to exercise any statutory or other rights of withdrawal with respect to any Zorin Shares owned by such Selling Shareholder or any affiliate of such Selling Shareholder once deposited pursuant to the Offer unless this letter agreement is terminated prior to Hawker taking up the Zorin Shares under the Offer or if Hawker does not pay for such shares within the period provided for under the Pre-Acquisition Agreement;

(f)	not to exercise any shareholder rights or remedies available at common law or pursuant to the Business Corporations Act (Alberta) or applicable securities legislation to delay, hinder, upset or challenge the Offer;

(g)	subject to paragraph 5 hereof and except to the extent permitted hereunder, not to take any action, directly or indirectly, which may reasonably be expected to adversely affect the successful completion of the Offer or the purchase of any Zorin Shares under the Offer;

(h)	to immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties (other than Hawker) with respect to any Take-over Proposal; and

(i)	not to, directly or indirectly, make, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiation or inquiries relating thereto.

3.	Covenants of Hawker

Provided the Pre-Acquisition has not been terminated and that Zorin is not materially in default thereunder:

(a)	Hawker shall make the Offer in accordance with the terms and conditions of the Pre-Acquisition Agreement and shall comply with the terms and conditions of Sections 2.1, 9.2, 12.4 and 12.5 thereof in respect of the Offer; and

(b)	Hawker shall, subject to the satisfaction or waiver of the conditions set forth in the Offer, take up and pay for all Zorin Shares owned by the Selling Shareholder or any affiliate of the Selling Shareholder deposited pursuant to the Offer, all in accordance with the terms and conditions of the Offer and the provisions of the Pre-Acquisition Agreement.

4.	Representations and Warranties of the Selling Shareholder

The Selling Shareholder hereby represents and warrants to Hawker and acknowledges that Hawker is relying upon such representations and warranties in connection with entering into this Agreement, the making of the Offer and the purchase by Hawker of the Zorin Shares:

(a)	the Selling Shareholder is the beneficial owner of, or has control or direction over, including the irrevocable authority and power to dispose of, the Zorin Shares set forth in this letter agreement and the Selling Shareholder has and at the time such Zorin Shares are taken up pursuant to the Offer will have (without exception) valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever;

(b)	no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Zorin Shares, Zorin Options or Zorin Warrants owned by the Selling Shareholder or any interest therein or right thereto, except pursuant to this letter agreement;

(c)	at the time the Zorin Shares are taken up pursuant to the Offer, the Zorin Shares owned by the Selling Shareholder will not be subject to any shareholders’ agreements, voting trust or similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’

agreement, voting trust or other agreement affecting such Zorin Shares or any interest therein or right thereto, including the voting of any such shares;

(d)	this letter agreement has been duly executed and delivered by the Selling Shareholder and constitutes a valid and binding obligation of the Selling Shareholder, enforceable in accordance with its terms, subject only to the effect of any applicable bankruptcy and other laws of general application affecting the enforceability of creditors’ rights and the effect of general principles of equity;

(e)	to the best of the knowledge of the Selling Shareholder, no authorization, consent or approval from, or filing, registration, declaration or qualification with, or before, or giving notice to, any person is required to be obtained, given or made for the execution and delivery by the Selling Shareholder of this letter agreement or any documents provided for herein, and the performance of the terms hereof and thereof by the Selling Shareholder and the consummation of the transactions contemplated hereby or thereby by the Selling Shareholder except for those which have been duly and unconditionally obtained and are in full force and effect;

(f)	the entering into of this letter agreement by the Selling Shareholder and the transactions contemplated hereby will not constitute a violation of or default under, or conflict with, any terms or provisions of the constating documents of the Selling Shareholder if the Selling Shareholder is a corporation or any contract, commitment, agreement, understanding or other document, written or oral, to which the Selling Shareholder is or may be a party or by which the Selling Shareholder or any of its property or assets are or may be bound;

(g)	the Selling Shareholder has no claim against Zorin or any of the Zorin Subsidiaries at the date of this letter agreement; and

(h)	if the Selling Shareholder is a corporation, the Selling Shareholder is a valid and subsisting corporation and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder and has taken all corporate actions necessary in respect of such Selling Shareholder in order to allow the transactions contemplated hereby, to be consummated.

5.	Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his fiduciary duties as a director or officer of Zorin.

6.	Expenses

Hawker and the Selling Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement. Each of the parties hereto agrees to indemnify the other against any claim for a finder’s fee or other compensation validly made by any broker which has an agreement with such indemnifying party for the payment of such fee or compensation. This paragraph 5 shall survive the termination of this letter agreement pursuant to paragraph 7.

7.	Termination

It is understood and agreed that the respective rights and obligations hereunder of Hawker and the Selling Shareholder shall cease and this letter agreement shall terminate:

(a)	in the event that Hawker fails to make the Offer by February 4, 2004 (provided that if the Offer Documents are required to be translated, such date shall be extended to February 11, 2004); or

(b)	in the event that Hawker does not take up and pay for the Zorin Shares on or before the date which is 90 days, or if a Take-over Proposal is publicly announced, proposed, offered or made to Zorin’s shareholders, 180 days, following the day of mailing of the Offer Documents;

(c)	if Hawker decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of Zorin Shares, provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or

(d)	in the event that the Pre-Acquisition Agreement is terminated pursuant to Section 11.1(a), (c), (e), (g) or (h) thereof.

In the event of termination of this letter agreement, the Selling Shareholder may withdraw all of the Zorin Shares deposited in accordance with the terms and conditions of the Offer, this letter agreement shall forthwith be of no further force and effect and there shall be no obligation or liability on the part of either the Selling Shareholder or Hawker, except as set forth in paragraph 6 and this paragraph 7 which provisions shall survive the termination of this letter agreement. Nothing herein shall relieve any party from liability for any breach of this letter agreement.

8.	Amendment

Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

9.	Assignment

Except as expressly set forth herein, no party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

10.	Disclosure

Prior to first public disclosure of the existence and terms and conditions of this letter, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than Hawker or Zorin or their respective directors, officers and professional advisors, without the prior written consent of the other parties hereto, except to the extent required by law. The existence and terms and conditions of this letter agreement may be disclosed by Hawker in the press release issued in connection with the execution of the Pre-Acquisition Agreement.

11.	Enurement

This letter agreement will be binding upon and enure to the benefit of Hawker, the Selling Shareholder and their respective executors, administrators, successors and permitted assigns.

12.	Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdictions of the courts of the Province of Alberta.

13.	Time

Time shall be of the essence of this letter agreement.

14.	Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

15.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

HAWKER RESOURCES INC.

Per:

Name:
Title:

Acceptance

The foregoing is hereby accepted as of and with effect from the                    th day of January, 2004 and the undersigned hereby confirms that the undersigned beneficially owns                     Zorin Shares and options to acquire a further                     Zorin Shares and warrants to acquire a further                     Zorin Shares.

Witness	Name: Title: